August 11, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Power Solutions International, Inc. Preliminary Proxy Statement on Schedule 14A Amended July 28, 2011
File No. 000-52213

Dear Mr. Mancuso:

On behalf of our client, Power Solutions International, Inc. (including as applicable its successor in the proposed migratory merger contemplated by the Proxy Statement (as defined below), the “Company”), set forth below are responses to your letter of comment dated August 10, 2011 (the “Proxy Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”). The comments from the Proxy Letter are repeated below, and, for convenience of reference, the number beside the comments in the Proxy Letter corresponds to the paragraph numbering indicated in the Proxy Letter.

Please note that we have not changed the page numbers in the headings or comments from the Proxy Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2 to the Proxy Statement (the “Second Amendment”).

Enclosed for your convenience is the Second Amendment, marked to show changes to Amendment No. 1 to the Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2011. We have the following responses to the Staff’s comments:

1.	Please tell us how you addressed each comment in our August 10, 2011 letter to you regarding your pending Form S-1 that (1) affects the disclosure in this proxy statement, or (2) could affect the information in your Exchange Act reports.

Response:

A. Disclosure in the Proxy Statement

The Second Amendment reflects the Company’s responses to the Staff’s comments set forth in its letter of comment dated August 10, 2011 (the “S-1 Letter”) relating to the Company’s amended registration statement on Form S-1, filed July 26, 2011 (File No. 333-174543) (as amended, the “Registration Statement”), to the extent such comments relate to disclosure in the Proxy Statement. Such applicable comments set forth in the S-1 Letter are repeated below, and, for convenience of reference, the number beside each of the comments from the S-1 Letter addressed below corresponds to the paragraph numbering indicated in the S-1 Letter. Please note that we have not changed the page numbers in the headings or comments from the S-1 Letter, but the page numbers referred to in our responses below refer to the enclosed Second Amendment.

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

S-1 Letter Comment No. 4. Refer to your response to prior comment 4. Please prominently highlight in your prospectus summary the limited information available about the market price for your securities, the lack of liquidity including the extent to which there have been sales of your securities in the public market in recent years, the gap between bid and asked prices, and the historic participation of the selling stockholders and persons with relationships to the selling stockholders in posting bid and asked prices.

Response:

The Proxy Statement has been revised in the Second Amendment on page 17 under “Proposal No. 4 Approval of the Merger Agreement and the Migratory Merger – General Effect of the Migratory Merger” to provide disclosure regarding the limited information available about the market price of the Company’s common stock, the lack of liquidity thereof, the spread between bid and asked prices and the historic participation of Roth Capital Partners, LLC (the placement agent in the Company’s private placement) in posting bid and asked prices.

S-1 Letter Comment No. 14 Please tell us the reasons for the differences in the comparison of Nevada and Delaware law in this section with the disclosure in your revised preliminary proxy statement filed July 28, 2011. Refer, for example, to the last paragraph of the “Nevada Law” column in the “Amendments to Charter” disclosure in the proxy statement.

Response:

Amendment No.1 to the Proxy Statement was filed with the Commission on July 28, 2011, subsequent to the Company’s filing of Amendment No. 1 to the Registration Statement on July 26, 2011. The differences in the comparison of Nevada and Delaware law between these filings reflect modifications made to the certificate of incorporation for the surviving Delaware corporation in the migratory merger to more precisely reflect the voting requirements consistent with Delaware law (and, accordingly, to make conforming changes to the proposed amendments to the Company’s current articles of incorporation contemplated by the Proxy Statement to more closely align provisions thereof with the provisions of the surviving Delaware corporation’s charter). The differences in the comparison of Nevada and Delaware law also reflect, based upon the Company’s and our further review of the Proxy Statement after the filing of Amendment No. 1 to the Registration Statement, further clean-up changes to the Proxy Statement (e.g., to consistently present numbers either written out or in number form (as applicable), to clarify in some instances that the provisions of the charter and bylaws of the Company or the surviving Delaware entity in the migratory merger, respectively, do not depart from the default provisions of Nevada or Delaware law (as applicable), and to clarify that holders of the Company’s Series A Convertible Preferred Stock have rights regarding the amendment of the Company’s current charter and bylaws) that were not yet reflected in Amendment No. 1 to the Registration Statement. As these changes were made to the Proxy Statement subsequent to the Company’s filing of Amendment No. 1 to the Registration Statement, the Company will make conforming changes to the corresponding section of a pre-effective amendment to the Registration Statement that the Company will file promptly in response to the S-1 Letter.

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

S-1 Letter Comment No. 15. Please tell us how you determined that the Nevada quorum and voting requirements numbered (1) and (2) as set forth on page 100 under “Voting Provisions” are substantially the same under Delaware law. Refer to section 216 of the Delaware General Corporation Law in your response.

Response:

The Proxy Statement has been revised in the Second Amendment on page 25 of the “Delaware Law” column with respect to “Voting Provisions” to clarify how the quorum requirements under Delaware law differ from those requirements under Nevada law.

B. Information in the Company’s Exchange Act Reports

Based upon the Staff’s Comment No. 1 in the Proxy Letter with respect to the comments in the S-1 Letter that could affect information in the Company’s future Exchange Act reports, the Company has identified, in particular, Comment No. 6 as a comment that generally relates to the “Risk Factors” disclosure, Comment No. 4 as a comment that generally relates to “Price Range of Common Stock” disclosure, Comment No. 18 as a comment that generally relates to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, Comment Nos. 1-3, 5 and 7-12 as comments that generally relate to “Business” disclosure, Comment No. 13 as a comment that generally relates to “Certain Relationships and Related Party Transactions” disclosure and Comment Nos. 19-20 and 22 as comments that generally relate to “financial statements” disclosure, and in each case are likely to affect the Company’s future Exchange Act reports.

The Company will provide disclosure in its future Exchange Act reports consistent with the Company’s responses to be included in a response letter to the Staff’s comments in the S-1 Letter, including the comments identified above, which will be submitted promptly following the date hereof, and consistent with the disclosure that will be included in the Company’s pre-effective amendment to the Registration Statement to be filed with the Commission promptly following the date hereof in connection with the Company’s submission of its response letter to the S-1 Letter.

We also note that the Company has filed today an amendment to its Current Report on Form 8-K, dated April 29, 2011 (as amended, the “Form 8-K”), which attaches, in response to the Staff’s letter of comment dated August 10, 2011 relating to the Company’s Confidential Treatment Application (File No. 000-52213), a partially redacted copy of the Supply Agreement, dated December 11, 2007, by and between PSI International, LLC and Doosan Infracore Co., Ltd., as amended, as Exhibit 10.12.

Mr. Russell Mancuso

Securities and Exchange Commission

July 28, 2011

2.	Please clarify your statement that the warrant is not subject to anti-dilution provisions of the other warrants issued in connection with your unregistered offering. It is unclear why you do not view the adjustments mentioned on page 95 of your pending Form S-1 as anti-dilution adjustments.

Response:

The Proxy Statement has been revised in the Second Amendment on page 8 under “General Information – Description of the Roth Warrant” to clarify that the warrant issued to Roth Capital Partners, LLC is not subject to price-based anti-dilution provisions like those set forth in the warrants issued in the private placement (whereby, upon the issuance (or deemed issuance) of shares of common stock of the Company at a price below the then-current exercise price of the warrants issued in the private placement, subject to specified exceptions, the exercise price of such warrants will be reduced to the effective price of common stock of the Company so issued (or deemed to be issued)) nor to the provisions in the purchase agreement for the private placement that provide for the issuance of additional shares of the Company’s common stock and warrants under specified circumstances and which may be deemed to be an additional form of price-based anti-dilution. The Proxy Statement has been further revised in the Second Amendment on page 8 under “General Information – Description of the Roth Warrant” to include a cross-reference to the description of the provision included in the purchase agreement for the private placement which may be deemed to be a form of price-based anti-dilution.

We believe the responses above fully address the comments contained in the Proxy Letter. If you have any questions regarding the Second Amendment or the above responses, please contact the undersigned at 312-902-5493. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:	Mr. Ruairi Regan, Securities and Exchange Commission
Mr. Gary S. Winemaster, Chief Executive Officer and President
Mr. Thomas J. Somodi, Chief Operating Officer and Chief Financial Officer